Exhibit 99.1

FOR IMMEDIATE RELEASE	September 18, 2007

INEOS NOVA joint venture will acquire rights
 to Sterling styrene production

Pittsburgh, PA – NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that it has secured exclusive rights to the styrene production from Sterling Chemicals Inc.’s Texas City, Texas, manufacturing facility on behalf of its pending joint venture with INEOS.  The INEOS NOVA joint venture has received U.S. regulatory approval and will be assigned the rights when the joint venture is operational, which is expected to be October 1, 2007.  The $60 million cost of the transaction will be fully funded by the INEOS NOVA joint venture from cash on hand.

“This agreement will allow our joint venture with INEOS to rapidly reduce costs and optimize production,” said Jeffrey M. Lipton, President and Chief Executive Officer of NOVA Chemicals.  “We believe this is a very significant step that will accelerate a return to financial health for the styrenics chain.”

Sterling’s Texas City facility has 1.7 billion pounds of annual styrene production capacity, which represents approximately 11% of North American capacity and 3% of global capacity.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

NOVA Chemicals media inquiries, please contact:

Greg Wilkinson – Vice President, Public and Government Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

NOVA Chemicals Investor Relations inquiries, please contact:

Chuck Magro – Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Conference Call Information:
NOVA Chemicals will hold a conference call tomorrow with President and Chief Executive Officer Jeffrey M. Lipton for analysts, investors and the media.

Conference Call:		Wednesday, September 19, 2007 10:00 a.m. EDT
Dial-In Number:		(416) 406-6419
Live Web Cast:		Option 1 — The webcast link will be available at www.novachemicals.com —
Investor Center — IR Calendar — INEOS NOVA JV Update
	or	Option 2 - The webcast can be accessed live at Vcall’s www.investorcalendar.com (ticker symbol NCX)
Audio Replay:		An audio replay will be available at (416) 695-5800 (passcode #3234210) through Wednesday, September 26, 2007.

Forward-Looking Information

The information in this news release contains forward-looking statements, including statements regarding:  the planned assignment of the styrene production from Sterling’s Texas City, Texas manufacturing facility to the INEOS NOVA joint venture; the expectation that the $60 million cost of the transaction will be fully funded by the INEOS NOVA joint venture from cash on hand; the expected date that the INEOS NOVA joint venture will be operational; and NOVA Chemicals’ belief that the agreement with Sterling will allow the joint venture with INEOS to rapidly reduce costs and optimize production and that it is a very significant step that will accelerate a return to financial health for the styrenics chain.  By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include:  uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.